                                                                 DRAFT:  4/30/94




                                 April 28, 1994


LDI CORPORATION
One Cleveland Center
1375 East Ninth Street
Suite 700
Cleveland, Ohio  44114
ATTN:  Mr. Frank G. Skedel

RE:  PROPOSED CREDIT AGREEMENT

Ladies and Gentlemen:

  Pursuant to your request, the various financial institutions which are signatories hereof (the "Banks") are issuing this commitment letter for the refinance of certain indebtedness owing by the Borrower to the Banks, such commitment being outlined on the attached term sheet.

  The terms summarized herein and in the attached Term Sheet are intended as an outline of principal terms and conditions of the proposed restructuring and do not purport to summarize all of the terms, conditions, covenants, representations, warranties, defaults, closing conditions and other provisions that will be contained in the definitive legal documentation. Such legal documentation will include, in addition to the provisions outlined herein and in the attached Term Sheet provisions customary in such transactions and otherwise appropriate in the context of the proposed transaction.

  Each Bank's commitment hereunder is subject to execution and delivery of final legal documentation acceptable to each of the Banks and the bank group counsel, incorporating, without limitation the terms in the Term Sheet. The Banks will receive appropriate legal opinions satisfactory to them from Baker & Hostetler and from in-house counsel for LDI (including a non-contravention opinion with respect to LDI's material agreements, indentures, leases and other financing arrangements).

  To become effective and create a binding commitment by the Banks to provide the financing set forth in this letter (including the Term Sheet), at or before 5:00 p.m. (Cleveland time) on May 2, 1994, (a) this letter must be accepted by you and a signed original returned to us, (b) LDI shall have made a mandatory prepayment in the aggregate amount of Eighteen Million Dollars ($18,000,000) to the Banks on a ratable basis (based upon the percentages set forth on Annex I hereto), (c) LDI and its subsidiaries which have entered into guaranties of LDI's indebtedness to the Banks, shall have (i) granted to the Banks perfected liens on and security interest in all of LDI's and such subsidiaries' assets pursuant to security agreements in form and substance satisfactory to National City Bank ("NCB"), Society National Bank ("SNB") and Continental Bank N.A. ("Continental"), and (ii) executed and delivered such UCC-1 financing statements covering the assets described in such security agreements, as NCB, SNB and Continental deem necessary or desirable, and (d) LDI shall have executed and delivered the Credit Agreement attached hereto as Exhibit A ("New Credit Agreement"), and all related documents and agreements.

  Upon the effectiveness of this letter in accordance with the preceding paragraph, the commitment of the Banks shall terminate on the earliest of (a) May 31, 1994, (b) NCB's written notice to LDI that (i) LDI has not satisfied or will not satisfy a condition set forth herein or in the Term Sheet, or (ii) in the judgment of NCB, SNB and Continental, LDI or any of its business or properties shall have suffered any material adverse change since January 31, 1994; provided, however, that neither the defaults specifically waived by the Banks under those certain waiver letters attached hereto as Annex VII, nor the financial loss experienced by LDI for LDI's first fiscal quarter of 1994 as set forth in that certain ______________________________ [INSERT NAME OF THE REPORT DELIVERED TO THE BANKS ON APRIL 16, 1994](collectively, the "Existing Adverse Conditions") shall constitute material adverse changes, (c) the occurrence of a default or event of default, or an event which, after notice or lapse of time or both, would constitute a default or event of default, under any loan documentation currently existing between or among LDI and any of the Banks which has not been waived in writing by the applicable Banks, or (d) a petition for relief is filed by or against LDI under Title 11 of the United States Code.

  In the event that LDI and the Banks shall not have entered into loan documentation which embodies the terms and provisions of this commitment letter and the attached Term Sheet and which is otherwise acceptable to the Banks on or before May 31, 1994 (assuming that this commitment letter shall not have been terminated for any other reason prior to such date), then the New Credit Agreement shall become effective on June 1, 1994, and shall thereafter remain in full force until the termination thereof in accordance with the terms thereof.

  We look forward to your review and response. If there are any questions, please do not hesitate to contact Mark Seryak at National City Bank.


                                                               Very Truly yours,



                 NATIONAL CITY BANK,                           COMERICA BANK (successor by
                 individually and as Co-Agent                  merger between Manufacturer Bank, N.A., formerly
                                                               known as Manufacturers National Bank of Detroit)

                 By:                                           By:
                     -------------------------                     ------------------------
                       Title:                                        Title:


                 SOCIETY NATIONAL BANK,                        FIRST UNION NATIONAL BANK OF NC
                 individually and as Co-Agent


                 By:
                     ------------------------
                       Title:

                                                               By:
                                                                   -------------------------
                 CONTINENTAL BANK N.A.,                              Title:
                 individually and as Co-Agent

                                                               THE DAIWA BANK, LIMITED

                 By:
                     ------------------------
                       Title:

                                                               By:
                                                                   --------------------------
                                                                     Title:

                                                               And by:_______________________
                                                                     Title:

                                                               THE FIFTH THIRD BANK




                                                               By:
                                                                   -------------------------
                                                                     Title:





                 STAR BANK, N.A.



                 By:
                     -------------------------
                   Title:


                 FIRST NATIONAL BANK OF OHIO

                 By:
                     ------------------------
                   Title:


                 THE BANK OF TOKYO TRUST COMPANY



                 By:
                     -------------------------
                   Title:


                 MICHIGAN NATIONAL BANK



                 By:
                     -------------------------
                   Title:


                 FIRST BANK, N.A.



                 By:
                     -------------------------
                   Title:

                 PROPOSAL ACCEPTED:

                 LDI CORPORATION

                 By:_____________________________

                 Name:___________________________

                 Title:__________________________

181\22567CBD.123

                                LDI CORPORATION
                       TERMS AND CONDITIONS OF COMMITMENT


BORROWER:      LDI Corporation ("Borrower")

LENDERS:       The Banks listed on Annex I attached hereto ("Banks").  Any Bank
               (a) with the written consent of (i) the Borrower, but such consent shall only be required so long as the indebtedness under the loan documentation shall not have been accelerated, and (ii) the Co- Agents, may at any time assign and delegate, and (b) with notice to the Borrower and the Co-Agents, but without the consent of the Borrower or the Co-Agents, may assign and delegate to any of its affiliates or to any other Bank, all or any fraction of such Bank's total loans and Commitment (as hereinafter defined). Upon such assignment such lender shall become a Bank for all purposes under the loan documentation. Each Bank will have the right, without the Borrower's consent thereto, to sell participations in its loans and/or Commitment.

CO-AGENTS:     National City Bank ("NCB"), Society National Bank ("Society")
               and Continental Bank N.A. ("Continental")

ADMINISTRATIVE
AGENT:         NCB

COLLATERAL
AGENT:         Continental

PURPOSE:       To (i) refinance in full all amounts owing under that certain
               (a) Credit Agreement, dated as of August 3, 1992, among Borrower, various financial institutions, and Continental, as agent for such financial institutions, and (b) Amended and Restated Credit Agreement, dated as of December 14, 1992, among Borrower, various financial institutions, and NCB and Society as co-agents for such financial institutions, and (ii) finance the ongoing working capital needs of the Borrower.

FACILITY:      Reducing Revolving Credit Facility of up to an initial maximum amount of One Hundred Fifteen Million Dollars ($115,000,000).
               The obligation of each Bank to make loans ("Commitment") shall initially be limited to the amount set opposite such Bank's name under the column headed
               "Total Commitment" as set forth on Annex I attached hereto.  The
               Facility shall be a fully secured facility which shall expire on April 30, 1995 ("Expiration Date") and which shall include a letter of credit sub- facility of up to Two Million Dollars
               ($2,000,000). Each letter of credit shall be issued by the Administrative Agent, in its reasonable discretion, upon the Administrative Agent's typical terms and conditions therefor.

               Each drawdown of the Facility shall be subject to the satisfaction of the terms under "Conditions Precedent" and "Additional Conditions to All Advances" set forth hereinbelow. The availability of the advances under the Facility will be subject to, among other things, compliance, on an ongoing basis, with a Borrowing Base established by the Banks and as more particularly set forth below.

REDUCTION AND
TERMINATION OF
FACILITY:      On the last day of each month ("Mandatory Reduction Date"), the
               Total Commitment existing on such Mandatory Reduction Date shall be permanently reduced on a ratable basis (according to each Bank's respective percentage as set forth on Annex I attached hereto) by the amounts set forth on Annex V hereto. Borrower also may voluntarily reduce the Total Commitment upon terms and conditions to be set forth in the final loan documentation.
               "Total Commitment" means, as at any date, the aggregate amount of the Commitments existing on such date (taking into account all reductions in such Commitments occurring on or prior to such date).  The Facility will terminate on the Expiration Date.

SECURITY:      The Facility and any letter of credit reimbursement obligation owing to the Administrative Agent shall be secured by first priority or pari passu (with those lenders who are parties to the Intercreditor Agreement), subject to the liens permitted hereunder, as the case may be, perfected liens on and security interests in all of the assets (the "Collateral") of the Borrower and its subsidiaries, including, without limitation:

       (a) present and future accounts receivable (accounts, license rights, chattel paper, insurance proceeds, contract rights, tax refunds, documents, instruments), general intangibles, cash and cash equivalents, stock of the subsidiaries, inventory, equipment, machinery, fixtures, intellectual property;

       (b)  all proceeds and products of the foregoing; and

       (c) all other assets thereof of whatever nature (other than real property), but specifically excluding any such assets which are the subject of any financing arrangements between Borrower and its non-recourse lenders.

     On or prior to the Closing Date, Borrower and each of its subsidiaries shall execute and deliver to the Collateral Agent a security agreement (in form and substance acceptable to the Banks), UCC-1 financing statements covering the Collateral described in such security agreements and which are otherwise deemed necessary or desirable by the Banks, and such other security documents (including, but not limited to, amendments to the security agreements referred to in the commitment letter) as are deemed necessary or desirable by the Banks. On or prior to the Closing Date, such UCC-1 financing statements will be filed in the appropriate locations.

     Upon occurrence of an event of default under the loan documentation, or an event which, after notice or lapse of time or both, would constitute such an event of default, or otherwise upon the request of the Collateral Agent, the Borrower or subsidiary of Borrower, as the case may be, shall be required to conspicuously mark each document relating to the inventory and each item of chattel paper and each related contract and each of its records pertaining to the Collateral with a legend, in form and substance satisfactory to the Collateral Agent, indicating that such document, chattel paper, related contract or Collateral is subject to the Collateral Agent's security interest. Following the occurrence of an event of default under the loan documentation, or an event which, after notice of lapse of time or both would constitute such an event of default, (i) all certificates and chattel paper representing or evidencing any of the Collateral, shall be delivered to and held by the Collateral Agent, and (ii) the Collateral Agent shall have the right to transfer to or register in the name of the Collateral Agent any or all of the Collateral.

GUARANTY:      Each of the Borrower's subsidiaries will guaranty, on a secured basis, payment of the Borrower's obligations under the loan documents.

AVAILABILITY:  The Borrowing Base Amount available for loans and letters of credit under the Facility will be determined according to criteria established by the Required Co-Agents based on the realizable value of Eligible Collateral. The "Borrowing Base Amount," as at any time shall be equal to the difference of (i) the then Total Borrowing Base Assets, minus (b) the then Total Borrowing Base Liabilities.

               "Total Borrowing Base Assets" means, as at any time, an amount equal to (a) seventy-five percent (75%) of the value of the Borrower's Regular Eligible Committed Inventory, PLUS (b) the lesser of (i) seventy-five percent (75%) of the value of the Borrower's Extended Eligible Committed Inventory, or (ii) Two Million Dollars ($2,000,000),PLUS (c) fifty percent (50%) of the value of the Borrower's Eligible Uncommitted Inventory, PLUS (d) eighty percent (80%) of the net amount of the Borrower's Eligible Receivables, PLUS (e) ninety- five percent (95%) of the net amount of the Borrower's Eligible Unbilled One (1) Through Four (4) Lease Receivables, PLUS (f) the lesser of (i) fifty percent (50%) of the net amount of the Borrower's Eligible Unbilled Five (5) Through Nine (9) Lease Receivables, or (ii) Five Million Dollars ($5,000,000), PLUS (g) the Applicable Residual Percentage then in effect of the then Eligible Residual Value Amount. The Regular Eligible Committed Inventory, the Extended Eligible Committed Inventory and the Eligible Uncommitted Inventory will be valued at the lower of cost or market value, determined in accordance with the Borrower's usual cost accounting system, consistently applied.

               "Total Borrowing Base Liabilities" means, as at any time, an amount equal to (a) Accrued Liabilities, plus (b) the sum of all of the then existing At Risk Mortgage Obligations (without any offset (e.g., an At Risk Mortgage Obligation with respect to the Borrower's Westlake, Ohio facility cannot be offset against an At Risk Mortgage Obligation with respect to the Borrower's Oakwood, Ohio facility)), plus (c) any Reserve Amount then in effect.

               "Accrued Liabilities" means all indebtedness, obligations and liabilities of any kind of the Borrower (including contingent liabilities) other than non-recourse debt, subordinated debt and the long-term portion of deferred taxes of the Borrower.

               "Aircraft Residual Reserve Amount" means an amount equal to Three Million Dollars ($3,000,000) or such other amount as may be determined by the Required Co-Agents, in their sole discretion.

               "Applicable Residual Percentage" means (a) ninety percent (90%) for the period commencing on the Closing Date and ending on July 30, 1994, (b) eighty percent (80%) for the period commencing on July 31, 1994 and ending on October 30, 1994, (c) seventy percent (70%) for the period commencing October 31, 1994 and ending on January 30, 1995, and (d) sixty-five percent (65%) on January 31, 1995 and at all times thereafter.

               "At Risk Mortgage Obligation" means, with respect to (a) indebtedness of the Borrower and (b) indebtedness guaranteed by the Borrower, which is secured by a mortgage or a deed of trust on specific real property as at any time, the extent to which the then outstanding amount of such indebtedness exceeds the fair market value of such real property, as determined by the Required Co-Agents, in their sole discretion.

               "Capital Lease" means any arrangement for the leasing of personal property which, in accordance with GAAP (as defined on Annex II hereto), is or should be accounted for as a capital lease.

               "Eligible Capital Lease Residual Value" means, to the extent deemed to be eligible by the Required Co-Agents, in their sole discretion, based on such credit and/or collateral considerations as they deem appropriate, the estimated residual value (net of unearned income) of the equipment which is the subject of a Capital Lease or a direct finance lease between the Borrower, as lessor, and any Person, as lessee, discounted at the lease rate under such lease.

               "Eligible Operating Lease Residual Value" means, to the extent deemed to be eligible by the Required Co-Agents, in their sole discretion, based on such credit and/or collateral considerations as they deem appropriate, the net book value of the equipment which is the subject of an operating lease between the Borrower, as lessor, and any Person, as lessee, as at the termination of such operating lease.

               "Eligible Residual Value Amount" means, as at any time, an amount equal to the sum of (a) the aggregate Eligible Operating Lease Residual Value of the equipment under all operating leases between the Borrower, as lessor, and any Person, as lessee, existing at such time, plus (b) the aggregate Eligible Capital Lease Residual Value of the equipment under all Capital Leases and direct finance leases between the Borrower, as lessor, and any Person, as lessee, existing at such time, plus (c) the lesser of (i) the dollar amount of the Borrower's equity interest in Picker Financial Group, or (ii) Two Million Dollars ($2,000,000). The aggregate Eligible Capital Lease Residual Value of aircraft under all Capital Leases and direct finance leases for the lease of such aircraft between the Borrower, as lessor, and any Person, as lessee, shall be included in this definition only if such aggregate Eligible Capital Lease Residual Value is supported by appraisals acceptable to the Required Co-Agents, in their sole discretion.

               "Eligible Unbilled Five (5) Through Nine (9) Lease Receivables" means, as at any time, the aggregate amount of Eligible Lease Receivables arising under Five (5) Through Nine (9)

               Leases, discounted at the lease rates thereunder.

               "Eligible Unbilled One (1) Through Four (4) Lease Receivables" means, as at any time, the aggregate amount of Eligible Lease Receivables arising under One (1) Through Four (4) Leases, discounted at the lease rates thereunder.

               "Eligible Uncommitted Inventory" means, as at any date, Eligible Inventory existing on such date which (i) is in the Borrower's possession and owned by the Borrower, (ii) is not subject to a written and binding agreement between the Borrower and a Person to lease or sell such Eligible Inventory to such Person, and
               (iii) has not been held for sale or lease by the Borrower for a period of more than one hundred twenty (120) days.

               "Extended Eligible Committed Inventory" means, as at any date, Eligible Inventory existing on such date which (i) is in the Borrower's possession, and (ii) is subject to a written and binding agreement between the Borrower and a Person to lease or sell such Eligible Inventory to such Person, which agreement contemplates delivery of such Eligible Inventory to such Person more than one hundred twenty (120) days after the date of such agreement.

               "Five (5) Through Nine (9) Leases" mean leases of the Borrower rated five (5), six (6), seven (7), eight (8) or nine (9) under the Borrower's credit rating system as in effect on January 31, 1994, a written copy of which credit rating system shall have been delivered to the Co-Agents prior to the Closing Date (including any such leases held in the "holding tank" as determined by the Administrative Agent, in its sole discretion).

               "One (1) Through Four (4) Leases" mean leases of the Borrower rated one (1), two (2), three (3) or four (4) under the Borrower's credit rating system as in effect on January 31, 1994, a written copy of which credit rating system shall have been delivered to the Co-Agents prior to the Closing Date (including any such leases held in the "holding tank" as determined by the Administrative Agent, in its reasonable discretion).

               "Person" means any natural person, corporation, partnership, firm, association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

               "Regular Eligible Committed Inventory" means, as at any date, Eligible Inventory existing on such date which (i) is in the Borrower's possession, (ii) is subject to a written and binding agreement between the Borrower and a Person to (a) lease such Eligible Inventory to such Person, the term of which is scheduled to commence within ninety (90) days after such date, or (b) sell such Eligible Inventory to such Person, and (iii) has not been held for sale or lease by the Borrower for a period of more than one hundred twenty (120) days.

               "Required Co-Agents" means, as at any time, any two (2) Co-Agents, if there shall be three (3) Co-Agents existing at such time, or the number of Co-Agents existing at such time, if there shall be less then three (3) Co-Agents existing at such time.

               "Reserve Amount" means an amount determined by the Required Co-Agents, in their sole discretion, as a reserve against collateral values and potential or anticipated obligations of the Borrower, including, without limitation, (i) tax liabilities and other obligations owing to governmental entities, (ii) litigation liabilities, (iii) the anticipated costs and expenses relating to the liquidation of collateral, (iv) unpaid sales taxes, (v) those reserve amounts as required to be held as reserves under GAAP (as defined on Annex II hereto), (vi) liabilities and other obligations owing by the Borrower to any lessor of real property leased by the Borrower or to any warehouseman, and (vii) the Aircraft Residual Reserve Amount. Subject to the last sentence of this definition of "Reserve Amount," in the event that any Eligible Capital Lease Residual Value for aircraft is at any time included in the calculation of Total Borrowing Base Assets, the Reserve Amount shall include the Aircraft Residual Reserve Amount. Upon delivery of appraisals acceptable to the Required Co-Agents, in their sole discretion, the Required Co-Agents may, in their sole discretion, either (a) exclude the Aircraft Residual Reserve Amount from the Reserve Amount, or (b) increase or reduce the Aircraft Residual Reserve Amount to be included in the Reserve Amount.

DETERMINATION
OF
ELIGIBILITY:   Eligibility of Collateral for purposes of computing Total
               Borrowing Base Assets will be established at the sole discretion of the Required Co-Agents and the definitions of "Eligible
               Inventory," "Eligible Receivable" and "Eligible Lease
               Receivable" shall contain the terms which typically appear in each of the Co-Agents' loan documentation for such loans.
               Eligible Collateral must be at least of the value necessary in the judgment of the Required Co-Agents to support all advances.

COLLECTIONS
AND
PROCEEDS:      Subject to the requirements of Borrower's non-recourse lenders, all money and other funds received by the Borrower, all collections by the Borrower and all other proceeds of Collateral shall be transferred to Collateral Agent, by methods acceptable to the Required Co-Agents. Collateral Agent, for its benefit and the benefit of the Banks, shall have dominion over all cash.

NEGATIVE
PLEDGE: Liens in favor of Persons other than the Banks, and other than envisioned under the "Intercreditor Agreement" referenced below, and as permitted below, shall be prohibited.

INTERCREDITOR
AGREEMENT:     Each Bank shall enter into an Intercreditor Agreement with certain current senior debt lenders in form and substance satisfactory to the Banks. In addition, each Bank and such other current senior debt lenders shall enter into such other
               Intercreditor Agreements as the Required Co-Agents deem necessary.

CONDITIONS
PRECEDENT:          1. Approval of the financing contemplated hereby, and
              all related transactions by the Board of Directors of the Borrower.

                  2. The Borrower shall have delivered to the Administrative
               Agents all consents from the Borrower's other existing lenders which are required to allow the liens in favor of the Collateral Agent contemplated hereby to be placed upon the Collateral.

                  3. No material litigation or claims with respect to this
               financing, shall exist. No other material litigation shall exist except as disclosed to the Co-Agents prior to the date of this commitment letter and no material adverse change in the status of any such litigation shall have occurred.

                  4. The Borrower and its subsidiaries shall grant to the
               Collateral Agent a first priority or pari passu, as the case may be, perfected lien on and security interest in the Collateral.

                  5. No material adverse change in the condition, financial or otherwise, properties or prospects of the Borrower and the subsidiaries or their respective businesses since January 31, 1994, shall have occurred other than the Existing Adverse Conditions.

                  6. Resolution of all legal issues to the satisfaction of the
               Banks and the bank group counsel, and completion and receipt of
               (i) all documentation in connection with this financing, in form and substance satisfactory to the Banks and the bank group counsel, and (ii) satisfactory and favorable opinions of counsel to the Borrower, covering such other matters as are customarily covered in secured bank financings and leveraged financings.

                  7. Completion of legal due diligence, the results of which shall be satisfactory to bank group counsel.

                  8. All reasonable fees and out-of-pocket expenses of counsel for each of the Co-Agents in connection with the preparation, execution and delivery of the financing documentation and the transactions contemplated thereby shall have been paid.

                  9. Each Bank shall have received indemnification by the
               Borrower and each of its subsidiaries to hold such Bank harmless from and against all claims, damages and liabilities and expenses which may be incurred by or asserted in connection with or arising out of any investigation, litigation or proceeding related to the financing contemplated hereby.

                  10. Receipt of evidence of insurance with form, amounts, insurer, loss payee/coinsured endorsements, and notification of changes/cancellation acceptable to the Co-Agents.

                  11. The Borrower shall have entered into a new loan agreement or an amendment to the existing loan agreements with the Persons set forth on the term sheet attached hereto as Annex VI, upon the terms outlined on such term sheet and such other terms as shall be acceptable to the Required Co-Agents.

                  12. That certain promissory note dated July 1, 1993, executed by the Borrower in favor of National Westminster Bank USA, in the original principal amount of $20,000,000, shall have been amended to change the amortization thereof to the amortization set forth on Annex VII attached hereto.

                 13. Such other conditions precedent as deemed necessary by the Banks, in their sole discretion.

ADDITIONAL
CONDITIONS
TO ALL
ADVANCES:      In the case of each advance under the Facility:

                  (a) the amount of eligible Collateral is sufficient to
               support the advances to be outstanding under the Facility after giving effect to such advance;

                  (b) no default exists under any of the loan documentation and the Borrower shall have confirmed its representations and warranties and the nonexistence of any such defaults; and

                  (c) the Banks shall have received such additional legal opinions, documents, instruments and information as the Banks and the bank group counsel shall have reasonably requested.

COLLATERAL
MONITORING:    The Borrower will provide the Co-Agents, on a monthly
               or more frequent basis and as otherwise requested, with such detailed information on Collateral and other matters as the Co-Agents may deem necessary including, but not limited to, borrowing base certificates.

INTEREST
RATES: All loans outstanding under the Facility will bear interest, at the Borrower's election (but subject to a limit of $20,000,000 for Prime Rate Loans), as follows:

                 (a) at a rate per annum equal to the rate of interest NCB announces from time to time as its prime rate ("Prime Rate"), payable monthly; or

                 (b) at the LIBOR Fixed Rate for the applicable 30, 60 or 90 day interest period ("Interest Period"), payable monthly and on the last day of each Interest Period.

               Interest and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of 360 days.

               "Adjusted LIBOR" means a rate per annum equal to the quotient obtained (rounded upwards, if necessary, to the nearest one-sixteenth (1/16th) of one percent (1%)) by dividing (a) the applicable LIBOR rate by (b)(i) one (1.00) minus (ii) the LIBOR Reserve Percentage.

               "LIBOR" means the rate of interest determined by the Administrative Agent (rounded upward to the nearest one-sixteenth (1/16th) of one percent (1%)) at which deposits in U.S. Dollars for the relevant Interest Period are offered based on information presented on the Telerate Screen as of 11:00 A.M. (London time) on the day which is two (2) business days prior to the first day of such Interest Period ("Interest Rate Determination Date");

               PROVIDED, HOWEVER, that if at least two (2) such offered rates appear on the Telerate Screen in respect of such Interest Period, the arithmetic mean of all such rates (as determined by the Administrative Agent) will be the rate used; and PROVIDED, FURTHER that if Telerate ceases to provide LIBOR quotations, such rate shall be the average rate of interest determined by the Administrative Agent at which deposits in Dollars are offered for the relevant Interest Period by the Administrative Agent (or its successor).

               "LIBOR Fixed Rate" means a rate per annum equal to the sum of Adjusted LIBOR plus two and one-half percent (2.5%) per annum.

               "LIBOR Reserve Percentage" means, relative to any Interest Period for LIBOR Loans, the reserve percentage (expressed as a decimal) equal to the maximum aggregate reserve requirements (including all basic, emergency, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements) specified under regulations issued from time to time by the federal reserve system board and then applicable to assets or liabilities consisting of and including "Eurocurrency Liabilities", as currently defined in Regulation D issued by the federal reserve system board, having a term approximately equal or comparable to such Interest Period.

               "Telerate Screen" means the display designated as Screen 3750 on the Telerate System or such other screen on the Telerate System as shall display the London interbank offered rates for deposits in U.S. Dollars quoted by selected banks.

LETTER
OF CREDIT
FEES: Two and one-half percent (2-1/2%) per annum, payable in advance on all outstanding letters of credit plus customary fees and charges relating thereto.

DEFAULT
RATE: Should there be a default under the loan documentation, a default rate of (a) two percent (2%) above the Prime Rate then in effect, with respect to Prime Rate loans and any other amounts due under the loan documentation, and (b) four percent (4%) above the applicable LIBOR Fixed Rate then in effect, with respect to LIBOR loans, will be imposed.

FEES:          The following fees will be paid by the Borrower:

               Commitment Fee: A commitment fee in the amount of one-half of one percent (1/2%) per annum shall be charged on the unused portion of the Facility.

               Agent Fees: At the Closing, (i) an administrative agent fee in the amount of $75,000 shall be paid to the Administrative Agent,
               (ii) a co-agent fee of $450,000 ($150,000 to each of the Co-Agents) shall be paid, and (iii) a collateral agent fee in the amount of $50,000 shall be paid to the Collateral Agent.

               Facility Fee: A facility fee of three-quarters of one percent (3/4%) of the initial facility amount shall be payable at the Closing on a ratable basis to the Banks.

REPRESENTATIONS
AND
WARRANTIES:    The loan documentation will contain representations and
               warranties usually found in the Co-Agents' loan agreements for leveraged financings and others appropriate to the specific transaction.

COVENANTS:     The loan documentation will contain standard negative,
               affirmative and financial covenants usually found in the Co-Agents' loan agreements for leveraged financings including, but not limited to, the following:

               AFFIRMATIVE COVENANTS:

                 (a) comply with applicable laws, preserve corporate existence and permit inspection of property, books and records of the Borrower by the Co-Agents and each of the Banks;

                  (b) maintain insurance naming the Collateral Agent additional insured and/or loss payee with insurance companies or associations acceptable to the Required Co-Agents in such amounts and covering such risks as are acceptable to the Required Co-Agents; and

                  (c) establish procedures for the collection and deposit of the proceeds of Collateral. Such procedures will be maintained under such terms and conditions as are customary in the Collateral Agents' leveraged financings.

                  (d) the Borrower shall cooperate with Coopers & Lybrand in its internal review of Borrower and its subsidiaries, verifying the results of operations of the Borrower and the subsidiaries through the Closing Date.


               NEGATIVE COVENANTS:

                  (a) maintain financial viability as measured against financial covenants (see the attached Annex II with respect to the financial covenants).

                  (b) not incur or assume any additional debt or contingent liabilities (or give any guaranties or any other obligations having the effect of assuring the payment of debt) as further outlined on Annex III hereto;

                  (c) not create or suffer to exist any liens or other encumbrances or preferential arrangements on or with respect to any of its property as further outlined on Annex IV hereto;

                  (d) not to make any loans to or investments in affiliates or any other Person;

                  (e) not to enter into or modify existing contracts with affiliates without the prior approval of the Required Co-Agents;

                  (f) not to make any significant change in accounting treatment and reporting practices without the prior approval of the Required Co- Agents;

                  (g) not enter into any transaction of, or engage in any, merger, acquisition, dives-titure, sale of assets (other than in the ordinary course of business), change of business or change of conduct of business or creation of any new subsidiary; and

                  (h) not to make any dividend, distribution or mandatory redemption payments.

FINANCIAL
REPORTING:     1. Monthly and quarterly financial statements and
                  covenant compliance reports within 45 days of each month end and 45 days of each fiscal quarter end, respectively.

               2. Annual audited financial statements within 90 days of fiscal year end.

               3. Weekly report of the unfunded lease portfolio by Tuesday of the following week.

               4. Rolling 90-day cash flow forecast updated weekly, including comparisons of past actual cash flows with the forecast.

               5. Within two (2) days after the last day of each month, a monthly borrowing base certificate together with a certificate signed by Borrower's Chairman, President, Chief Financial Officer, Chief Accounting Officer or Treasurer setting forth (in sufficient detail) the calculation of the Borrowing Base Amount set forth in such Borrowing Base Certificate.

               6.  Other reports as may be required.

EVENTS OF
DEFAULT: The loan documentation will include, without limitation, the standard events of default usually found in the Co-Agents' loan agreements for leveraged financings, including:

                  (a) the Borrower shall fail to pay any sum when due in accordance with the loan documents;

                  (b) the Borrower or its subsidiaries shall fail to perform or comply with any covenant in any of the loan documents;

                  (c) any bankruptcy or similar proceeding shall be instituted by or against any of the Borrower or its subsidiaries;

                  (d) any of the Borrower or its subsidiaries shall default under any other financial obligation;

                  (e) there shall occur any material adverse change in the financial condition or operations of any of the Borrower, its subsidiaries as determined by the Required Co-Agents, in their sole discretion, other than the Existing Adverse Conditions;

                  (f) any representations or warranties of any of the Borrower or its subsidiaries in any loan document or any certificate or financial information delivered pursuant thereto shall be false in any material respect when made or confirmed;

                  (g) any material judgment entered against any of the Borrower or its subsidiaries shall remain unsatisfied; or

                  (h) any security document shall cease to be in full force and effect.

EXPENSES:      As an additional condition precedent to closing, on the Closing
               Date all reasonable fees and out-of-pocket expenses of each of the Co-Agents incurred in connection with (i) the preparation of this term sheet and this commitment letter, (ii) the analysis and due diligence undertaken with respect to the transactions contemplated hereby, and (iii) the preparation, execution and delivery of the loan documentation and transactions contemplated thereby including all legal, appraisal, audit, insurance, search fees, filing fees, counsel and local counsel fees and expenses incurred by each of the Co-Agents and all other expenses, costs and taxes relating to this financing, shall be paid by the Borrower. The Borrower's obligations under this paragraph are independent of all other obligations hereunder and shall survive the termination or expiration hereof.





181\22567CBD.123

                                    Annex I
                                    -------
                                       To
                                       --
                               Commitment Letter
                               -----------------


                                                                                                     Commitment
                                                                                                       Period
                                                            Total                                    Expiration
                                                          Commitment             Percentage             Date
                                                          ----------             ----------          ----------
  NATIONAL CITY BANK                                         $ 16,485,047              14.1700%        4/30/95
  SOCIETY NATIONAL BANK                                      $ 16,485,047              14.1700%        4/30/95
  CONTINENTAL BANK N.A.                                      $ 15,307,543              13.1579%        4/30/95
  COMERICA BANK                                              $ 13,188,038              11.3360%        4/30/95
  FIRST UNION NATIONAL BANK OF NC                            $  9,184,526               7.8947%        4/30/95
  THE DAIWA BANK, LIMITED                                    $  6,594,018               5.6680%        4/30/95
  THE FIFTH THIRD BANK                                       $  6,594,018               5.6680%        4/30/95
  STAR BANK, N.A.                                            $  6,594,018               5.6680%        4/30/95
  FIRST NATIONAL BANK OF OHIO                                $  6,594,018               5.6680%        4/30/95
  MICHIGAN NATIONAL BANK                                     $  6,594,018               5.6680%        4/30/95
  THE BANK OF TOKYO TRUST COMPANY                            $  6,594,018               5.6680%        4/30/95
  FIRST BANK, N.A.                                           $  6,123,017               5.2632%        4/30/95
                                                              -----------             --------
    TOTAL                                                    $116,337,326             100.0000%


181\22567CBD.123

                                    Annex II
                                    --------
                                       To
                                       --
                                Commitment Letter
                                -----------------
                               Financial Covenants
                               -------------------

The Borrower will not suffer or permit:

  (a) Consolidated Tangible Net Worth to be less than (i) Sixty-Seven Million Dollars ($67,000,000) plus (ii) seventy-five percent (75%) of Consolidated Net Earnings of each Fiscal Quarter ending on and after January 31, 1994, as reported in the financial statements delivered to the Securities Exchange Commission in connection with Borrower's Form 10-K or Form 10-Q for each such Fiscal Quarter plus (iii) the net proceeds received by the Borrower from the sale of any capital stock of the Borrower after January 31, 1994.

  (b) Net Total Unhedged Funded Debt at the end of any Fiscal Quarter to exceed eighty-five percent (85%) of Consolidated Tangible Net Worth at the end of such Fiscal Quarter.

  (c) The ratio of (i) Income Available for Total Interest Expense to (ii) total interest expense, to be less than 1.1 to 1.0, calculated as at the end of
(A) the Fiscal Quarter ending July 31, 1994 for the immediately preceding two
(2) Fiscal Quarters then ending, (B) the Fiscal Quarter ending October 31, 1994 for the immediately preceding three (3) Fiscal Quarters then ending, (C) the Fiscal Quarter ending January 31, 1995 and each Fiscal Quarter thereafter, for the immediately preceding four (4) Fiscal Quarters then ending.

  (d) The ratio of (i) Income Available for Recourse Interest Expense to (ii) total recourse interest expense, to be less than 1.35 to 1.0, calculated as at the end of (A) the Fiscal Quarter ending July 31, 1994 for the immediately preceding two (2) Fiscal Quarters then ending, (B) the Fiscal Quarter ending October 31, 1994 for the immediately preceding three (3) Fiscal Quarters then ending, (C) the Fiscal Quarter ending January 31, 1995 and each Fiscal Quarter thereafter, for the immediately preceding four (4) Fiscal Quarters then ending.

  (f) The ratio of (i) Residual Values of the Borrower and its subsidiaries (calculated on a consolidated basis at the end of the Fiscal Quarter in question) to (ii) (y) Consolidated Tangible Net Worth plus (z) the outstanding principal amount of all Subordinated Debt (as at the end of the Fiscal Quarter in question), to exceed 1.5 to 1.0.

  (e) The ratio of (i) the sum of (w) Senior Recourse Debt at the end of each Fiscal Quarter plus (x) indebtedness of the Borrower relating to the real estate mortgage relating to the

Borrower's Westlake, Ohio facility at the end of such Fiscal Quarter (to the extent not included in the calculation of Senior Recourse Debt), to (ii) the sum of (y) Consolidated Tangible Net worth as at the end of such Fiscal Quarter plus (z) the outstanding principal amount of all Subordinated Debt as at the end of such Fiscal Quarter, to exceed 3.0 to 1.0 as at the end of each Fiscal Quarter.

  "CONSOLIDATED NET EARNINGS" means, for any Fiscal Quarter of the Borrower, the consolidated net after tax earnings, if any, of the Borrower and its subsidiaries for such Fiscal Quarter; provided, however, that if such consolidated net after tax earnings are less than zero (0) for any Fiscal Quarter, Consolidated Net Earnings for such Fiscal Quarter shall be zero (0).

  "CONSOLIDATED TANGIBLE NET WORTH" means the excess of the net book value (after deduction of all applicable reserves) of the assets (other than goodwill and other intangible assets) of the Borrower and its subsidiaries over the liabilities of the Borrower and its subsidiaries, determined on a consolidated basis in accordance with GAAP.

  "FUNDED DEBT" means any obligation for borrowed money or for the acquisition of property or assets including guaranties, endorsements (other than endorsements of negotiable instruments for collection or deposit in the ordinary course of business) and other Contingent Liabilities, but not including Non-Recourse Debt.

  "GAAP" means generally accepted accounting principles applied on a basis consistent with the financial statements delivered by Borrower to the Banks prior to the date of this letter.

  "HEDGING TRANSACTION" means any interest rate swap, rate cap, rate floor or rate collar transaction, or other exchange or rate protection transaction, or any combination of such transactions or agreements entered into by any one (1) or more of the Borrower and/or its subsidiaries; provided, however, that the net maximum interest rate of the underlying transaction relating to each Hedging Transaction (as a result of the Hedging Transaction) shall not exceed a rate per annum three percent (3%) in excess of (i) the Prime Rate at the time of such Hedging Transaction or (ii) the coupon rate of any Subordinated Debt outstanding at the time of such Hedging Transaction.

  "INCOME AVAILABLE FOR RECOURSE INTEREST EXPENSE" means the actual income, before income taxes, of the Borrower and its subsidiaries on a consolidated basis, for each Fiscal Quarter, plus the actual interest expense of the Borrower and its subsidiaries deducted in computing such income, less the amount of such interest expense which is payable with respect to Non-Recourse Debt for such Fiscal Quarter, plus restructuring charges deducted in computing such income.

  "INCOME AVAILABLE FOR TOTAL INTEREST EXPENSE" means the actual income, before income taxes, of the Borrower and its subsidiaries on a consolidated basis, for each Fiscal Quarter, plus the actual interest expense of the Borrower and its subsidiaries deducted in computing such income, plus restructuring charges deducted in computing such income.

  "NET TOTAL UNHEDGED FUNDED DEBT" means all Funded Debt of the Borrower and its subsidiaries bearing interest at fluctuating interest rates and having original stated maturity dates which are at least sixty (60) days after the date(s) such Funded Debt was incurred, less all assets of the Borrower and its subsidiaries bearing interest at fluctuating interest rates, less all outstanding Hedging Transactions and less any Unfunded Fixed Rate Funding Commitments.

  "NON-RECOURSE DEBT" means any debt of the Borrower and/or its subsidiaries for which neither the obligee nor any other Person has any legal recourse against the Borrower or any of its subsidiaries, other than to certain specified collateral which may have been pledged by the Borrower or its subsidiaries in connection with the incurrence thereof.

  "RESIDUAL VALUES" means the estimated net residual values, determined on a consolidated basis, of leased equipment under capital leases and/or leveraged leases of the Borrower and its subsidiaries plus the net book value of equipment under operating leases of the Borrower and its subsidiaries, less the minimum future rentals on non-cancelable operating leases of the Borrower and its subsidiaries.

  "SENIOR RECOURSE DEBT" means indebtedness of the Borrower minus Non-Recourse Debt minus Subordinated Debt minus the long-term portion of deferred taxes of the Borrower.

  "SUBORDINATED DEBT" means the Borrower's 9-3/8% Convertible Subordinated Notes due August 15, 2000 and any other indebtedness of the Borrower which has been subordinated (by written terms or agreement being in form and substance satisfactory to the Banks holding a majority of the debt or Commitments) in favor of the prior payment in full of Borrower's indebtedness to the Banks.

  "UNFUNDED FIXED RATE FUNDING COMMITMENTS" means the written recourse or non-recourse lending commitments of third parties to the Borrower or any subsidiary of the Borrower which state that they will bear interest at a fixed rate and which have not been consummated at the date of determination.

181\22567CBD.123

                                   Annex III
                                   ---------
                                       To
                                       --
                                Commitment Letter
                                -----------------
                                  Indebtedness
                                  ------------

  The Borrower will not, and will not permit any of its subsidiaries to, create, incur, assume or suffer to exist or otherwise become or be liable in respect of any indebtedness, other than, without duplication, the following:

     (a) indebtedness in respect of the loans made by the Banks;

     (b) indebtedness existing as of the effective date of the loan documentation; PROVIDED, HOWEVER, that all such indebtedness (other than such as is included in the Intercreditor Agreement) shall be repaid in accordance with its terms with no extension, renewal or other modification;

     (c) unsecured indebtedness incurred in the ordinary course of business (including open accounts extended by suppliers on normal trade terms in connection with purchases of goods and services, but excluding indebtedness incurred through the borrowing of money or contingent liabilities);

     (d) Funded Debt incurred by the Borrower or any of its subsidiaries or any of its partnerships or joint ventures after the date hereof, which constitutes a purchase money obligation or a capital lease liability;

     (e) Funded Debt incurred by the Borrower under credit facilities (whether secured or unsecured) having amortization schedules acceptable to the Required Co-Agents, in their reasonable discretion; PROVIDED, HOWEVER, that Funded Debt incurred by Borrower under a secured credit facility shall be permitted hereunder only if the creditor with respect to such Funded Debt is or shall become a party to the Intercreditor Agreement;

     (f) Subordinated Debt of the Borrower;

     (g) any floor plan financing of the Borrower or its subsidiaries or any of Borrower's or any of its subsidiaries' partnerships or joint ventures; and

     (h) any Non-Recourse Debt of the Borrower or any of its subsidiaries or any non-recourse indebtedness of any of Borrower's or any of its subsidiaries' partnerships or joint ventures.

                                    Annex IV
                                    --------
                                       To
                                       --
                                Commitment Letter
                                -----------------
                                      Liens
                                      -----

  The Borrower will not, and will not permit any of its subsidiaries to, create, incur, assume or suffer to exist any lien upon any of its property, revenues or assets, whether now owned or hereafter acquired, except:

     (a) liens in favor of any of the Banks, the Co-Agents and/or the Collateral Agent granted in connection with the loan documentation;

     (b) liens for taxes or claims which are not yet due or which are being contested as permitted by the Required Co-Agents;

     (c) liens incurred in the ordinary course of business in connection with worker's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

     (d) liens on fixed assets securing purchase money obligations or capital lease liabilities provided (i) the indebtedness secured by such liens does not exceed ninety percent (90%) of the cost of assets acquired and (ii) such liens do not encumber any property other than assets acquired subject thereto;

     (e) liens on leases (and related equipment) which have been discounted on a non-recourse basis in the ordinary course of the business of the Borrower and its subsidiaries;

     (f) liens on equipment leases and related equipment leased thereunder imposed in the ordinary course of business by vendors of such equipment to secure the purchase price therefor, provided such liens are released within sixty (60) days of the later of (i) date of invoice for such equipment or
  (ii) the date on which installation of the subject equipment has occurred;

     (g) liens securing Non-Recourse Debt issued with respect to any securitized pool of assets but only to the extent that such liens do not encumber any assets other than those subject to the pooling arrangement in question;

      (h) liens securing floor plan financing and only covering the inventory being financed; and

      (i) liens securing Funded Debt permitted as set forth in paragraph (e) on Annex III hereto.


181\22567CBD.123